Exhibit 3.1
AMENDMENT TO AMENDED AND RESTATED BY-LAWS
OF
CNL HOTELS & RESORTS, INC.
(A MARYLAND CORPORATION)
(effective March 31, 2007)
     Section 2 of the Amended and Restated By-laws of CNL Hotels & Resorts, Inc. is amended by deleting Section 2 in its entirety and inserting the following in the place thereof:
     “SECTION 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of Directors, and the transaction at such meeting of any business within the powers of the Company, shall be held during the month of June in each year, on a date and at the time during such month set by the Board of Directors.”